Exhibit 99.1

Kenon’s Subsidiary OPC Announces Entry into Agreements for Equity Investment in its
U.S. Renewable Energy Business

Singapore, August 18, 2024. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) has announced, further to previous announcements by OPC regarding a potential investment in the renewable energy activity of CPV Group LP, a 70%-owned subsidiary of OPC (“CPV”), that on August 16, 2024, respective subsidiaries of CPV Group entered into agreements with Harrison Street, a U.S. private equity infrastructure fund (the “Investor”), pursuant to which the Investor shall invest a total amount of $300 million (the “Total Investment”) in CPV Renewable Power LP, a wholly-owned subsidiary of CPV (“CPV Renewable”), for 33.33% of the ordinary interests in CPV Renewable (the “Investor’s Interest”), in accordance with and subject to the main terms and conditions set forth below (the “Agreement” and the “Transaction”, as applicable).  The Transaction reflects a pre-money valuation for CPV Renewable of approximately $600 million. The main terms of the Agreement and the Transaction and related matters as announced by OPC are set forth below.

According to the Agreement, out of the Total Investment, $200 million will be funded by the Investor at closing of the Transaction and the remainder (a total of $100 million) will be funded by no later than September 30, 2025. At the closing of the Transaction, the Investor will be issued with the Investor’s Interest. The Investment Agreement includes, among other things, customary representations and warranties of CPV entities and the Investor, interim period covenants applicable to CPV mainly designed to ensure conduct in ordinary course of business, as well as conditions precedent to closing which include no material adverse events as defined under the Agreement and receipt of regulatory approval within certain period. OPC estimates that closing of the Transaction is expected to occur within approximately 3 months (subject to certain conditions as stated).

A shareholders agreement, which will become effective as of the closing of the Transaction, sets forth arrangements between the shareholders of CPV Renewable and corporate governance matters including, among others, the following: (1) board composition - initial board composition as of closing shall comprise 4 members (2 directors appointed by each of CPV and the Investor) - votes of board members is based on the equity interest of the appointing shareholder; (2) customary transfer restrictions, subject to agreed terms and exclusions; (3) actions and decisions that require super majority (which require the vote of the Investor’s appointed board members); and (4) CPV's renewable activities will be conducted through CPV Renewable.

The Agreement further provides that CPV will provide development and asset management services to CPV Renewable pursuant to long term service agreements, which include, among other things, an obligation of CPV to provide sufficient resources and qualified personnel for this purpose, in accordance with specific covenants. OPC is examining the accounting implications of the Transaction on its financial statements and whether CPV Renewable will continue to be consolidated in its financial statements, considering the rights granted to the Investor and CPV’s obligations as part of the Transaction. In this context, as of the date hereof, OPC estimates that in case of deconsolidation of CPV Renewables, OPC is expected to record an estimated gain which could amount to a few dozen millions USD and is currently assessing the matter.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the Agreement and the Transaction, including the terms thereof, the expected closing date of the Transaction, the accounting implications of the Transaction and impact on OPC’s financial statements and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to the Transaction and the Agreement and the other agreements for the Transaction, the risk that the Transaction is not completed on terms described herein or at all, risks relating to the financial, accounting, tax and other impacts of the Transaction and other risks and uncertainties, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.